Exhibit 99.2
CHECK CAP LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2018

CHECK CAP LTD.

CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2017

CHECK CAP LTD
CONSOLIDATED UNAUDITED BALANCE SHEETS
 (U.S. dollars in thousands, except share and per share data)

	June 30,	December 31,
	2018	2017

Assets
Current assets
Cash and cash equivalents	9,957	6,997
Short-term bank deposit	10,017	-
Prepaid expenses and other current assets	371	406
Total current assets	20,345	7,403

Non-current assets
Property and equipment, net	436	503
Total non-current assets	436	503
Total assets	20,781	7,906

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accruals
Trade	531	608
Other	370	347
Other current liabilities	4	5
Employees and payroll accruals	890	602
Total current liabilities	1,795	1,562

Non-current liabilities
Royalties provision	464	439
Total non-current liabilities	464	439

Shareholders' equity
Share capital	3,429	974
Additional paid-in capital	72,587	57,643
Accumulated deficit	(57,494)	(52,712)
Total shareholders' equity	18,522	5,905

Total liabilities and shareholders' equity	20,781	7,906

The accompanying notes to the consolidated financial statements are an integral part of them.

CHECK CAP LTD
CONSOLIDATED UNAUDITED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Six months ended June 30,		Three months ended June 30,
	2018	2017	2018	2017

Research and development expenses, net	3,357	3,874	1,737	1,997
General and administrative expenses	1,435	1,696	950	810
Operating loss	4,792	5,570	2,687	2,807

Finance income (expenses), net	9	90	30	(20)
Loss before tax	4,783	5,480	2,657	2,827
Taxes on income	(1)	6	(2)	3
Net loss for the period	4,782	5,486	2,655	2,830

Net loss per ordinary share basic and diluted	1.74	3.96	0.70	2.02

Weighted average number of ordinary shares outstanding - basic and diluted (in thousands)	2,741	1,386	3,796	1,403

The accompanying notes to the consolidated financial statements are an integral part of them.

CHECK CAP LTD
CONSOLIDATED UNAUDITED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(U.S. dollars in thousands, except share and per share data)

			Additional		Total
	Ordinary Shares		Paid-In	Accumulated	Shareholder's
	Number	Amount	Capital	Deficit	Equity

Balance as of January 1, 2017	1,267,080	$771	$52,577	$(42,941)	$10,407

Changes during the six months ended June 30, 2017:

Issuance of ordinary shares and pre-funded warrants in June 2017 registered direct offering, net of issuance expenses in an amount of $615	112,460	68	2,281	-	2,349
Exercise of warrants into ordinary shares	35,443	22	(7)	-	15
Share-based compensation	-	-	347	-	347
Net loss for the period	-	-	-	(5,486)	(5,486)
Balance as of June 30, 2017	1,414,983	$861	$55,198	$(48,427)	$7,632

Balance as of January 1, 2018	1,605,434	$974	$57,643	$(52,712)	$5,905
Changes during the six months ended June 30, 2018:
Issuance of ordinary shares in May 2018 in the Public Offering, net of issuance expenses in an amount of $2,381 (1)	3,218,220	2,144	13,169	-	15,313
Exercise of pre funded warrants	450,909	300	2,179	-	2,479
Exercise of warrants into ordinary shares	13,576	9	(9)	-	-
RSU’s vesting	3,218	2	(2)
Share-based compensation		-	(393)	-	(393)
Net loss for the period	-	-	-	(4,782)	(4,782)
Balance as of June 30, 2018	5,291,357	$3,429	$72,587	$(57,494)	$18,522

(1)	Ordinary shares include 1,341 shares issued as a result of reverse share split. (See Note 1C)

The accompanying notes to the consolidated financial statements are an integral part of them.

CHECK-CAP LTD.
CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS
  (U.S. dollars in thousands, except per share data)

	Six months ended June 30,
	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	(4,782)	(5,486)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	82	73
Share-based compensation	(393)	347
Financial income, net	27	(158)
Changes in assets and liabilities items:
Decrease (increase) in prepaid and other current assets and non-current assets	35	(182)
Increase (decrease) in trade accounts payable, accruals and other current liabilities	(131)	107
Increase in employees and payroll accruals	288	223
Increase in royalties provision	25	49
Net cash used in operating activities	(4,849)	(5,027)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(8)	(81)
Proceeds from short-term investments	(10,000)	-
Net cash (used in) investing activities	(10,008)	(81)

CASH FLOWS FROM FINANCING ACTIVITIES
Exercise of pre funded warrants into ordinary shares	4	82
Issuance of ordinary shares in the June 2017 RD Offering, net of issuance expenses in an amount of $349	-	2,380
Issuance of ordinary shares in the 2018 Public Offering, net of issuance expenses in an amount of $2,381	17,858	-
Net cash provided by financing activities	17,862	2,462

Effect of exchange rate changes on cash and cash equivalents	(45)	159
Net Increase (decrease) in cash and cash equivalents	2,960	(2,487)
Cash and cash equivalents at the beginning of the period	6,997	11,639
Cash and cash equivalents at the end of the period	9,957	9,152

Supplemental information for Cash Flow:

	Six months ended June 30,
	2018	2017
Supplemental disclosure of non-cash flow information
Cashless exercise of warrants to purchase ordinary shares into ordinary shares	9	7
Purchase of property and equipment	7	105
Issuance expenses	70	98

Supplemental disclosure of cash flow information
Cash paid for income taxes	-	6
Cash paid for interest	-	-

The accompanying notes to the consolidated financial statements are an integral part of them.

CHECK CAP LTD
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 1 -  GENERAL INFORMATION

A.	General

1)
Check Cap Ltd. (together with its wholly-owned subsidiary, the "Company") was incorporated under the laws of the state of Israel. The registered address of its offices is 29 Abba Hushi Ave, Isfiya 3009000, Israel.

2)	Check-Cap Ltd has a wholly-owned subsidiary, Check-Cap U.S. Inc., incorporated under the laws of the United States (U.S.) on May 15, 2015.

3)
The Company is a clinical-stage medical diagnostics company developing C-Scan®, the first capsule-based system for preparation-free colorectal cancer screening (the "C-Scan system"). Utilizing innovative ultra-low dose X-ray and wireless communication technologies, the capsule generates information on the contours of the inside of the colon as it passes naturally. This information is used to create a 3D map of the colon, which allows physicians to look for polyps and other abnormalities. Designed to improve the patient experience and increase the willingness of individuals to participate in recommended colorectal cancer screening, the C-Scan system removes many frequently-cited barriers, such as laxative bowel preparation, invasiveness and sedation.

4)	On Fbruary 24, 2015 the Company consummated an Initial Public Offering in the U.S. (the "IPO") concurrently with a Private Placement (the "Private Placement").

On August 11, 2016, the Company consummated a registered direct offering of ordinary shares and pre-funded warrants (the "August 2016 RD Offering").

On June 2, 2017, the Company consummated a registered direct offering of ordinary shares and a simultaneous private placement of warrants (the "June 2017 RD Offering").

On November 22, 2017, the Company consummated a registered direct offering of ordinary shares and a simultaneous private placement of warrants (the "November 2017 RD Offering" and together with the August 2016 RD Offering and June 2017 RD Offering, the “RD Offerings”).

On May 8, 2018, the Company consummated an underwritten public offering.

The Company's ordinary shares, Series A Warrants and Series C Warrants are listed on the NASDAQ Capital Market under the symbols "CHEK", "CHEKW" and CHEKZ” respectively.

5)	The consolidated financial statements of the Company as of and for the six months ended June 30, 2018 include the financial statements of the Company and its wholly-owned U.S. subsidiary.

B.	Financial Position

Since its inception, the Company has devoted substantially all of its efforts to research and development, clinical trials, recruiting management and technical staff, acquiring assets and raising capital. The Company is still in its development and clinical stage and has not yet generated revenues. The extent of the Company's future operating losses and the timing of becoming profitable are uncertain. The Company has incurred losses of $4.8 and $5.5 million for the six months ended June 30, 2018 and 2017, respectively. As of June 30, 2018, the Company's accumulated deficit was $57.5 million. The Company has funded its operations to date primarily through equity financing and through grants from the Israel Innovation Authority of the Ministry of Economy and Industry (the "IIA") (formerly the Office of the Chief Scientist of the Ministry of Economy and Industry (the "OCS)).

CHECK CAP LTD
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 1  - GENERAL INFORMATION (Cont.)

B.	Financial Position (Cont.)

Additional funding will be required to complete the Company's research and development and clinical trials, to attain regulatory approvals, to begin the commercialization efforts of the Company's C-Scan system and to achieve a level of sales adequate to support the Company's cost structure.

While the Company has been successful in raising financing in the past, there can be no assurance that it will be able to do so in the future on a timely basis on terms acceptable to the Company, or at all. Uncertain market conditions and approval by regulatory bodies and adverse results from clinical trials may (among other reasons) adversely impact the Company's ability to raise capital in the future.

During the six months ended June 30, 2018, the Company consummated an underwritten public offering (the “2018 Public Offering”) and received gross proceeds (before deducting underwriting discounts and commissions and other offering fees and expenses) of approximately $20.2 million. (see Note 3C).

Management expects that the Company will continue to generate losses from the development, clinical development and regulatory activities of the Company's C-Scan system, which will result in a negative cash flow from operating activity. Management expects that the Company's existing cash will be sufficient to fund the Company's projected operating requirements into October 2019. Management operating plans include additional fundraising, which management believes is probable, to fulfill the Company's development activities. The exact sum and timing to be decided on based on Company's needs and market terms. Although we believe fundraising is probable there is no assurance that financing may be available on a timely basis or on terms acceptable to the Company.

C.	Reverse share splits

Effective April 4, 2018, the Company's Board of Directors effected a reverse share split of 1-for-12 (i.e. 12 ordinary shares were combined into one ordinary share) (“Reverse Share Split”), in accordance with the approval of the Company's shareholders at an extraordinary general meeting of shareholders held on April 2, 2018. All references in the financial statements and notes to the number of shares, price per share and weighted average number of shares outstanding of the Company’s ordinary shares prior to the Reverse Share Split have been adjusted to reflect the Reverse Share Split on a retroactive basis unless otherwise noted.
NOTE 2  -  UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements have been prepared in a condensed format and include the consolidated financial operations of the Company as of June 30, 2018 and for the six months then ended, in accordance with U.S. GAAP, relating to the preparation of financial statements for interim periods. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete set of financial statements. The condensed interim financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2017 and for the year then ended. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2018, are not necessarily indicative of the results that may be expected for the year ended December 31, 2018.

CHECK CAP LTD
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 3  - SHAREHOLDERS' EQUITY

A.	All share and per share amounts in the financial statements have been adjusted to reflect the Reverse Share Split.

B.
On April 2, 2018, the Company’s shareholders resolved to increase the number of the Company’s authorized and registered share capital by NIS 12,500,000. Following such increase, which became effective as of April 4, 2018, the Company’s authorized and registered share capital is NIS 24,000,000. (See note 4E).

C.
On May 8, 2018, the Company consummated an underwritten public offering (the “2018 Public Offering”) of 2,738,472 units (the “Units”), at a public offering price of $5.5 per unit, and 450,909 pre-funded units (the “Pre-funded Units”), at a public offering price of $5.49 per Pre-funded Unit. Each Unit consisted of one ordinary share of the Company (or ordinary share equivalent) and one Series C warrant to purchase one ordinary share of the Company. Each Pre-funded Unit consisted of one pre-funded warrant to purchase one ordinary share and one Series C Warrant to purchase one ordinary share. The exercise price of each pre-funded warrant included in the pre-funded unit was $0.01 per share.

The Company granted the underwriters a 30-day over-allotment option to purchase up to an additional 478,407 ordinary shares and/or Series C Warrants to purchase up to an additional 478,407 ordinary shares at the public offering price. The underwriters’ option was exercised in full on May 8, 2018.

The Company received gross proceeds from the 2018 Public Offering and exercise in full of the over-allotment option of approximately $20.2 million (before deducting underwriting discounts and commissions and other offering fees and expenses) from the offering and the exercise in full of the underwriter's option to purchase additional securities. During May 2008, the 450,909 pre-funded units were exercised in full in consideration of additional gross proceeds of $4,509.

D.	Warrants exercised during the six months ended June 30, 2018:

1)	During May 2008, the 450,909 pre-funded units were exercised in full, for gross proceeds of $4,509 (before deducting underwriting discounts and commissions and other offering fees and expenses.

2)
On November 22, 2017, in connection with the November 2017 RD Offering, the Company granted warrants to purchase 142,042 ordinary shares at an exercise price of $15 per share (the “November 2017 Warrants”).  On April 25, 2018, 13,576 of the November 2017 Warrants were exercised on a cashless basis, resulted in the expiration of 43,248 November 2017 Warrants.

E.	Warrants that expired during the six months ended June 30, 2018:

1)
On June 2, 2017, in connection with the June 2017 RD Offering, the Company granted warrants to purchase 112,460 ordinary shares at an exercise price of $25.50 per share (“June 2017 Warrants”). On June 2, 2018, all of the remaining outstanding June 2017 Warrants expired.

2)	See note 3D2 regarding the expiration of certain of the November 2017 Warrants.

CHECK CAP LTD
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 4  -  SHARE-BASED COMPENSATION

A summary of the Company's option activity related to options and restricted stock units ("RSUs") granted to employees, service providers and directors, and related information is as follows:

	For the six months ended June 30, 2018
	Number	Weighted average exercise price (in $)		Weighted average remaining contractual life (in years) (1)	Aggregate intrinsic value ($ in thousands)

Options and RSUs outstanding at beginning of period	252,695	46.32	(2)	7.11	(3)
Options granted	4,786	10.44
RSUs granted	-	-
Options exercised	-	-
RSUs vested	(3,218)	-
RSUs forfeited	(19,201)	-
Options forfeited	(96,333)	48.44

Options and RSUs outstanding at end of period	138,729	42.99	(2)	6.08	(3)

Options exercisable at end of period	99,570	46.50		5.06	(3)

(1)	Calculation of weighted average remaining contractual term does not include the RSUs that were granted, which have an indefinite contractual term.

(2)	Based on 116,659 outstanding options at June 30, 2018.

(3)	The aforementioned options are out of the money.

NOTE 5  - RECENT DEVELOPMENT

A.
On January 9, 2018, the Company obtained the CE Mark approval of its C-Scan® System, which is required for a product to be marketed in the European Union. However, the Company will need to obtain applicable regulatory approvals or clearances to market its products in each country within the European Union.

B.
In the fourth quarter of 2017, the Company initiated a clinical study for the purpose of introducing C-Scan system Version 3 (formerly referred to as the Advanced C-Scan system), which incorporates the latest algorithms and system optimization and tailors scanning of the colon to the patient’s natural colonic movements to maximize the amount of the colon that is tracked and imaged.  Based on the study’s evaluable results, the C-Scan system Version 3 demonstrated improvement in average colon imaging coverage compared with the C-Scan version used in the multi-center clinical study that supported the CE Mark approval received in January 2018. During the first quarter of 2018, the Company initiated an EU post approval study using our C-Scan system Version 3, for the purpose of collecting additional evidence of clinical effectiveness and clinical utility to support market adoption.

CHECK CAP LTD
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 5  - RECENT DEVELOPMENT (Cont.)

C.	On February 26, 2018, Alex Ovadia was appointed as the Company’s Chief Executive Officer. Mr. Ovadia succeeded William (Bill) Densel, the Company’s former Chief Executive Officer.

D.
On April 2, 2018, the Company’s shareholders approved an increase of the Company’s authorized and registered share capital by NIS 12,500,000 and the amendment of the Company’s articles of association accordingly. Following such increase, which became effective as of April 4, 2018, the Company’s authorized and registered share capital was NIS 24,000,000.

E.	On June 13, 2018, the Company received approval for an additional grant from the IIA in the amount of up to $295 towards ongoing development of its product.